FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No        X

Banco Santander, S.A.

Item
1	Material Fact dated March 26, 2018

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Santander”) informs that its subsidiaries Banco Popular Español, S.A. (“Popular”) and Banco Santander Totta, S.A. (“Santander Totta”) have reached an agreement with certain entities managed by Värde Partners, Inc. (“Varde”) and WiZink Bank, S.A. (“WiZink”) by virtue of which:

i.	Popular will sell to Varde its 49% stake in WiZink; and

ii.	Popular and Santander Totta will acquire the debit and credit card business sold through Popular in Spain and Portugal that WiZink had acquired from Popular in 2014 and 2016.

With these transactions Santander Group is resuming Banco Popular’s debit and credit card business which improves the marketing strategy and facilitates the integration of Banco Popular.

Santander Group expects the net effect of both transactions to have a positive impact in its CET 1 fully loaded ratio of approximately 10 basis points, without having any significant impact in the Group’s results.

The above transactions remain subject to regulatory authorisations and other customary conditions for this kind of transactions. Closing of the transactions is expected within the second half of 2018.

Boadilla del Monte (Madrid), March 26, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 26, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer